# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mereo BioPharma Group plc, CIK 0001719714
CUSIP: G6014T100
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: ONE CAVENDISH PLACE, FOURTH FLOOR, LONDON, United Kingdom (X0), W1G 0QF
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000070858

## Reporting persons
- BANK OF AMERICA CORP /DE/: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 26,889,300; sole dispositive power 0; shared dispositive power 26,889,300; aggregate amount beneficially owned 26,889,300 (3.4% of the class)
  Comment: The security CUSIP corresponds to Mereo Biopharma Group PLC CUSIP International Numbering System (CINS) of the common stock. The beneficial ownership calculation relies on the 798,454,864 outstanding shares disclosed in the Form 10-Q by the issuer on August 11, 2026, which reports share totals as of August 10, 2026.

## Item 1. Issuer
Name of issuer: Mereo BioPharma Group plc
Address of issuer's principal executive offices: ONE CAVENDISH PLACE, FOURTH FLOOR, LONDON, UNITED KINGDOM, W1G 0QF.

## Item 2. Person Filing
Name of person filing: BANK OF AMERICA CORP /DE/
Address of principal business office or, if none, residence:
100 N TRYON ST
CHARLOTTE, NC 28255
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 26,889,300.00
Percent of class: 3.4%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 26,889,300.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 26,889,300.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement on Schedule 13G is being filed by Bank of America Corporation on behalf of itself and its wholly owned subsidiaries BofA Securities, Inc., a broker dealer registered under section 15 of the Act (15 U.S.C. 78o); and Merrill Lynch International, a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Monica Yako, Authorized Signatory (10/28/2026)